

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2012

Via E-mail
Mr. Paritosh K. Choksi
Chief Operating Officer
ATEL Capital Group
600 California Street, 6th Floor
San Francisco, CA 94108

> **RE:** **ATEL Capital Equipment Fund X, LLC**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 0-50687**
>
> **ATEL Capital Equipment Fund XI, LLC**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 0-51858**
>
> **ATEL 12, LLC**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 0-53618**
>
> **ATEL 14, LLC**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 0-54356**

Dear Mr. Choksi:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief